May 5, 2023

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
100 F Street, NE
Washington, D.C. 20549

Attention:	Kathryn Jacobson, Senior Staff Accountant
Robert Littlepage, Accountant Branch Chief

Re:	MeridianLink, Inc.
Form 10-K for the Year Ended December 31, 2022
Filed March 9, 2023
8-K filed March 1, 2023
File No. 001-40680
Dear Ms. Jacobson and Mr. Littlepage:
MeridianLink, Inc. (the “Company” or “we”) submits this letter in response to the comments from the staff of the Division of Corporation Finance (the “Staff”), Office of Technology, of the U.S. Securities and Exchange Commission with respect to our Form 10-K filed on March 9, 2023 and our Form 8-K filed on March 1, 2023, as set forth in the Staff’s letter dated April 24, 2023 addressed to Sean Blitchok (the “Comment Letter”).
For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter.
Form 8-K filed March 1, 2023
Exhibit 99.1
Reconciliation from GAAP to Non-GAAP Results, page 9
1.We note your presentations of several non-GAAP profit margins and expenses as percentages of revenues. Please accompany each of your non-GAAP presentations with an equally prominent presentation of a comparable ratio calculated using GAAP amounts. Refer to Item 10(e)1(i)(A) of Regulation S-K and Question 102.10(a) of the C&DI on Non-GAAP Financial Measures.
Response:
The Company respectfully advises the Staff that the Company will be updating its disclosure in future filings by providing the most directly comparable GAAP measure with greater prominence. To the extent the Company discloses non-GAAP profit margins and expenses as a percentage of revenues in future filings and earnings releases, the Company will include a comparable ratio calculated using GAAP amounts. Although the Company will include such amounts in all future filings, the Company also believes that amending its Form 8-K filed on March 1, 2023 to include these amounts should not be necessary because the GAAP comparable amounts are easily calculable from the face of the Company’s income statement that is already included in the Form 8-K itself and requires no new or additional information from the Company (i.e., the requested amounts are simply the applicable GAAP line item on the face of the income statement divided by GAAP revenue on the face of the income statement for the relevant period).

By way of example, we have added comparable ratios calculated using GAAP amounts to values presented in our Form 8-K filed on May 2, 2023 and will continue to present comparable measures in future filings. The inclusion of relevant GAAP comparable ratios to non-GAAP values previously issued in our Form 8-K filed on March 1, 2023 is presented in the table as follows:

	Three Months Ended December 31,		Year Ended December 31,
	2022	2021	2022	2021
Operating margin	1%	12%	10%	14%
Non-GAAP operating margin	12%	18%	19%	26%

Net income (loss) margin	(8%)	(5%)	—%	(4%)
Non-GAAP net income margin	4%	1%	10%	9%

Net income (loss) margin	(8%)	(5%)	—%	(4%)
Adjusted EBITDA margin	33%	38%	39%	46%

Cost of revenue as a % of revenue	38%	35%	37%	33%
Non-GAAP cost of revenue as a % of revenue	30%	28%	30%	26%

General and administrative as a % of revenue	32%	33%	29%	32%
Non-GAAP general and administrative as a % of revenue	14%	15%	12%	12%

Research and development as a % of revenue	17%	13%	15%	14%
Non-GAAP research and development as a % of revenue	14%	12%	13%	11%

Sales and marketing as a % of revenue	10%	7%	8%	7%
Non-GAAP sales and marketing as a % of revenue	9%	7%	7%	6%
2.Revise your calculation of Non-GAAP net income to give effect to the tax impact of the non-GAAP adjustments. Refer to Question 102.11 of the C&DI on Non-GAAP Financial Measures.
Response:
The Company respectfully acknowledges the Staff’s comment and will include a separate income tax adjustment in the reconciliation of net income to non-GAAP net income in future filings and earnings releases. The Company believes that amending its Form 8-K filed on March 1, 2023 to include the tax impact of non-GAAP adjustments for non-GAAP net income (loss) should not be necessary because: (1) although the Company provides non-GAAP net income (loss) on a historical basis for informational purposes, non-GAAP net income (loss) is not one of the few key metrics for which the Company provides forward guidance to investors for future periods, nor does the Company presently receive inquiry from investors on such metric, and therefore, the Company believes that investors do not place significant weight in its calculation and in their evaluation of the Company’s ongoing financial condition and (2) as the Company files its future reports over the course of the fiscal year ended December 31, 2023 to include the requested tax impact adjustment, the comparable prior period from the fiscal year ended December 31, 2022 will also be presented to show such tax impact adjustment, thereby giving investors insight into the size of the tax impact adjustment for all periods throughout 2022 as well as 2023.
By way of example, we have updated our reconciliation in our Form 8-K filed on May 2, 2023 and will continue to present the relevant measure in future filings. The inclusion of the relevant income tax adjustment in the reconciliation of net income to non-GAAP net income previously issued in our Form 8-K filed on March 1, 2023 is presented in the table as follows:

	Three Months Ended December 31,		Year Ended December 31,
	2022	2021	2022	2021
Net income (loss)	$(5,463)	$(3,213)	$1,294	$(9,996)
Add: Share-based compensation expense	6,260	3,901	22,761	30,736
Add: Employer payroll taxes on employee stock transactions	20	16	350	95
Add: Sponsor and third-party acquisition related costs	1,679	25	4,228	2,348
Subtract: Net of tax effects	(1,910)	(946)	(6,561)	(7,963)
Non-GAAP net income	$586	$(217)	$22,072	$15,220
Non-GAAP basic net income per share	$0.01	$0.00	$0.27	$0.24
Non-GAAP diluted net income per share	$0.01	$0.00	$0.27	$0.23
Weighted average shares used to compute Non-GAAP basic net income per share	80,749,744	82,358,079	80,454,356	63,813,770
Weighted average shares used to compute Non-GAAP diluted net income per share	82,413,712	82,358,079	82,403,679	67,130,479
Additionally, we have updated our definition of non-GAAP net income in our Form 8-K filed on May 2, 2023 to read as follows (changes are underlined) and will continue to include relevant disclosure to capture the effect of income taxes on non-GAAP items:
Non-GAAP operating income (loss): GAAP operating income (loss), excluding the impact of share-based compensation, employer payroll taxes on employee stock transactions, sponsor and third-party acquisition-related costs, and the effect of income taxes on non-GAAP items. The effects of income taxes on non-GAAP items reflect a fixed long-term projected tax rate of 24%.
The Company employs a structural long-term projected non-GAAP income tax rate for greater consistency across reporting periods, eliminating effects of items not directly related to the Company's operating structure that may vary in size and frequency. In determining this long-term projected non-GAAP income tax rate, the Company analyzed a mix of historical and projected tax filing positions. The projected rate assumes no additional acquisitions during the projection period and takes into account various factors, including the Company’s anticipated tax structure, its tax positions in different jurisdictions, and current impacts from key U.S. legislation where the Company operates.
3.With respect to your measurement of Adjusted EBITDA, please clarify the nature of the adjustment for “deferred revenue reduction from purchase accounting for acquisitions prior to 2022.” Quantify in this disclosure the expected future remaining impact of the non-GAAP deferred revenue adjustments - that is, how much is left to be recognized in the future and over what years. Also, provide disclosure mentioning the change in accounting for deferred revenue in business combinations, cross-referencing to your early adoption of ASU 2021-08, as appropriate.
Response:
The Company respectfully acknowledges the Staff’s comment and will clarify the nature of the adjustment for “deferred revenue reduction from purchase accounting” in future filings and earnings releases as we have in our Form 8-K filed on May 2, 2023. As an example, the definition will read similarly to the following, as appropriate (changes are underlined):
Adjusted EBITDA: net income (loss) before interest expense, taxes, depreciation and amortization, share-based compensation expense, employer payroll taxes on employee stock transactions, restructuring related costs, sponsor and third-party acquisition related costs, and deferred revenue reductions from purchase accounting for acquisitions prior to the adoption of ASU 2021-08, “Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers,” which we early adopted on January 1, 2022 on a prospective basis, whereby we now account for contract assets and contract liabilities obtained upon a business combination in accordance with ASC 606. Prior to the adoption of ASU 2021-08, we recorded at fair value the acquired deferred revenue for contracts in effect at the time the entities were acquired. As of December 31, 2022, the remaining deferred revenue from acquisitions prior to the adoption of ASU 2021-08 was less than $0.1 million, which will be recognized on a straight line basis through December 31, 2023.
If you should have any questions regarding the enclosed matters, please contact the undersigned at (714) 332-6357.
Sincerely,

/s/ Sean Blitchok
Sean Blitchok
Chief Financial Officer

cc:	Kayla Dailey, Esq., MeridianLink, Inc.
Joseph C. Theis, Jr., Esq., Goodwin Procter LLP
Bradley C. Weber, Esq., Goodwin Procter LLP
Natalie Martirossian, Esq., Goodwin Procter LLP